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                                                                      EXHIBIT 12



                     MORRISON MANAGEMENT SPECIALISTS, INC.

                                                               FEBRUARY 16, 2001

TO OUR SHAREHOLDERS:

     I am pleased to inform you that Morrison Management Specialists, Inc., a Georgia corporation ("Morrison"), has entered into a merger agreement with Compass Group PLC, a public limited company incorporated in England and Wales ("Compass"), pursuant to which Compass has agreed to acquire Morrison. Under the terms of the merger agreement, Yorkmont One, Inc., a Georgia corporation and a wholly-owned indirect subsidiary of Compass ("Yorkmont"), has today commenced a tender offer for all of the outstanding shares of the Common Stock of Morrison at $40.00 per share, net to the seller in cash. The shares of Common Stock of Morrison not acquired in the tender offer will be converted into the right to receive $40.00 per share in cash pursuant to a merger of the subsidiary of Compass and Morrison (subject to dissenters' rights).

     Your Board of Directors has unanimously approved the tender offer, the merger agreement, and the merger and determined that the tender offer and the merger, considered as a whole, are fair to and in the best interests of the shareholders of Morrison. Accordingly, your Board of Directors recommends that all of the shareholders of Morrison accept the tender offer and tender all of their shares and approve the merger agreement and the merger.

     In arriving at its decision, the Board of Directors considered a number of factors, including the opinion of Bear, Stearns & Co. Inc. ("Bear Stearns"), Morrison's financial advisor, that the consideration to be received by the shareholders in the tender offer and the merger is fair from a financial point of view.

     Accompanying this letter is a copy of Morrison's Solicitation/Recommendation Statement on Schedule 14D-9, which contains information regarding the factors considered by the Board of Directors in its deliberations, a copy of the opinion of Bear Stearns and certain other information regarding the tender offer and the merger, and a copy of an Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended. In addition, enclosed is the Offer to Purchase dated February 16, 2001 of the subsidiary of Compass together with related materials, including a Letter of Transmittal to be used for tendering your shares. I urge you to read the enclosed materials carefully before making a decision with respect to tendering your shares in the tender offer.

     I personally, along with the Board of Directors, management and employees of Morrison, wish to thank you for your support.

                                        Sincerely,

                                        /s/ Glenn A. Davenport

                                        Glenn A. Davenport
                                        Chairman and Chief Executive Officer